FP:  truCrowd

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

THE COMPANY

1.   Name of issuer: IL2M International Corp.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain:


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name::	*Frank Igwealor*
Dates of Board Service	8/04/2021 - Present
Principal Occupation:	Accountant - Managing Partner
Employer:	Goldstein Franklin, Inc.
Dates of Service:	04/12/2012 - Present
Employer's principal business:	CPA Firm - public accounting
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President, Secretary, Treasurer and Director
Dates of Service:	8/04/2021 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Video River Networks Inc.
Employer's principal business:	Technology firm intending to operate and manage a portfolio of Electric Vehicles, Artificial Intelligence, Machine Learning and Robotics assets.
Title:	Chairman, Director and Chief Executive and Financial Officer
Dates of Service:	October 2019 to present
Responsibilities:	Management
Employer:	Givemepower Corp.
Employer's principal business:	GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources.
Title:	Chairman, Director and Chief Executive and Principal Financial Officer
Dates of Service:	December 2019 to present
Responsibilities:	Strategic leadership
Employer:	Goldstein Franklin, Inc.
Employer's principal business:	CPA Firm - public accounting
Title:	Managing Partner / Accountant
Dates of Service:	04/12/2012 - Present
Responsibilities:	Management and Accounting



IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

> *For additional positions currently held by Frank Igwealor, see Exhibit A of this document*

OFFICERS OF THE COMPANY

5.　　Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*Frank Igwealor*
Title:	President CEO
Dates of Service:	8/04/2021 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Video River Networks Inc.
Employer's principal business:	Technology firm intending to operate and manage a portfolio of Electric Vehicles, Artificial Intelligence, Machine Learning and Robotics assets.
Title:	Chairman, Director and Chief Executive and Financial Officer
Dates of Service:	October 2019 to present
Responsibilities:	Management
Employer:	Givemepower Corp.
Employer's principal business:	GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources.
Title:	Chairman, Director and Chief Executive and Principal Financial Officer
Dates of Service:	December 2019 to present



FP: truCrowd

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Responsibilities:	Strategic leadership
Employer:	Goldstein Franklin, Inc.
Employer's principal business:	CPA Firm - public accounting
Title:	Managing Partner / Accountant
Dates of Service:	04/12/2012 - Present
Responsibilities:	Management and Accountant
For additional positions currently held by Frank Igwealor, see Exhibit A of this document	

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Frank I Igwealor	Common Stock, 160,000,000	**9.35%**
Frank I Igwealor	Series A Preferred Stock, 100	**60.00%**

.


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

IL2M International Corp., soon to become OurChat, a Nevada corporation, incorporated on June 8, 2010, is listed on the Expert Markets under the trading symbol ILIM. The Company was organized for the primary purpose of engaging in all facets of the Global technology and product development business comprising the telecommunications industry and as a provider of long distance voice and data telecommunications.Global technology and product development company

The Company abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being permanently revoked and dissolved. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

On April 10, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On June 02, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of OurChat Inc., a Nevada corporation" under case number A-21-835472-P by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to get prior management to revive the Company's Nevada charter, which had been dissolved.

On August 04, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter. On August 04, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director. On August 05, 2021, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.

The company is currently engaged with a forensic asset recovery consultant to help recover the assets of the company from previous management to make shareholders whole again. Management hopes to recover Company assets sufficient to allow the Company to return to its former telecommunications business and to profitability.

On the other hand, the custodian has engaged a group of entrepreneurs with whom IL2M International is launching its new business as discussed below:

Our Company

Overview

FP:

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

Our goal is to provide a platform focused on giving fans exclusive 1 on 1 interactions with their favorite influencers allowing unprecedented levels of individual engagement. These interactions are designed to be mutually beneficial as influencers can safely grow deeper connections with their communities all while being supported by their biggest fans. The term "influencers" includes content creators, streamers, athletes, actors, celebrities, and models among others.

Additionally, we seek to develop further features of the platform that will optimize influencers' ability to market themselves and create more streams of revenue, capitalizing on the ever-expanding social media market.

Vision: Our ultimate vision is to create a bridge between influencers and their audience. By allowing audiences a direct line of communication to their favorite influencers, we give fans a chance to connect with those creators in a unique way that is extremely personal. Influencers are able to interact with their biggest supporters and enhance their community in a way that transcends what is currently available, all while growing an additional revenue stream.

Service: Our service will be a web-based application on which influencers will be able to set a fee for their audiences to send them messages. The fee will be determined by the influencers. After receiving a fan's message, influencers will send back a personalized response which only that fan will receive. At that point the fan will have the option to continue the conversation by sending another message (and paying the fee again). This back and forth is where influencers are able to maximize their earning potential all while connecting with their audience on an individual level.

Influencer Marketing: Influencers will be asked to create an account and sign an agreement that they will personally respond to the fan messages. Failure to do so will result in their account being banned and all payouts forfeited. Fans will create accounts that they can link to email addresses or phone numbers and save all payment information. They will also have the history of all messages present in their account.

Our main marketing strategy is based primarily on direct marketing (either through DM's,

messages, calls, etc) to possible influencers. This is a mass marketing campaign designed to get as many influencers as possible as opposed to only targeting large influencers. From there we will provide written marketing strategies that influencers can use to encourage their audiences to participate on our platform with them; however, we think it is worth noting that marketing to their audiences is what influencers specialize in.

Service Application

The application will be web based but will have mobile site capability with the possibility of future multi-platform expansion. Non-refundable purchases will take place on the platform and will be for tokens. These tokens can be used to message any influencer on our application. After sending the message, these tokens are held until either the influencer responds (at which point the tokens are moved to the influencer's account) or the influencer fails to respond in a timely manner (at which point the tokens will be returned to the fan). Our application will be hosted on Amazon Web Services

Our Business Model

We accept the best way to get by and flourish in our quickly changing world is to change in front of it. We have made a culture focused on advancement and imagination that challenges show, proceeds with reasonable courses of action and kicks off something new. The OurChat team is proud and pleased with our way of life by applying its

FP:  truCrowd

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

creative yet aggressive demeanor to all features of our business. Our team and their skillsets give us, what we consider, our biggest upper hand.

The company will offer a web-based application where influencers can set a fee for their audience to send them messages. Both influencers and audience members will create accounts on the platform which will encapsulate all messaging. All purchases will be deposited to OurChat's bank account; the company will release funds owed to influencers on request once a minimum threshold is met.

The service will be a web-based application with the backend designed to leverage AWS to allow for rapid scaling as necessary. The cost per message will be determined by the influencers and will be set in tokens which will be purchased on the service. The design accommodates potential conversations between influencers and their biggest fans. This back and forth is where influencers are able to maximize their earning potential all while creating their brand in a very personal way. Influencers will be asked to create an account and sign an agreement that they will personally respond to the messages. This policy is used to ensure fans know they are making a connection with their favorite influencer and not simply being responded to by a bot or automated system.The vast majority of daily operations would be twofold: marketing and customer service. Both of these operations could be handled remotely by a limited staff. We anticipate having limited bug reports, which would mean that the majority of our staff's time would be devoted to investigating reports of user concerns and new business acquisition.

OurChat has the pleasure of retaining experienced supervisory crew, top managerial staff, and key advisors. Our supervisory crew incorporates not just extraordinary board individuals who are specialists in their separate fields, but also a profoundly experienced group of business professionals and marketing specialists.

Growth and Prosperity: After years of research and development in and fostering a sound business strategy involving content promoting areas, we are confident our plan of action is market-tried and our industry is prepared for disruption. Our advancement endeavors have included collecting a different and experienced senior supervisory crew and designing group, dispatching and streamlining our restrictive commercial centers, fostering a cross-stage deals power and refining our message to the market. Key components of our procedure are geared to speed up income development and proceed with product improvement.


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.
If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your investment

Risks Relating to Our Company

Our financial condition and results of operations will fluctuate from quarter to quarter, which makes them difficult to predict and they may not fully reflect the underlying performance of our business.

Our quarterly results of operations have fluctuated in the past and will fluctuate in the future, both based on the seasonality of our business as well as external factors impacting the global economy, our industry and our company. Additionally, the current scale of our business makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving market segments. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

Our business is affected by seasonal demands, and our quarterly operations results fluctuate as a result.

- our ability to maintain and grow our user base and user engagement;
- our ability to retain and grow our developer base and encourage them to continue developing experiences on our platform;
- the level of demand for our platform;


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

● the development and introduction of new or redesigned features on our platform or our competitors' platforms;

● seasonal fluctuations in user engagement on our platform;

● our pricing model;

● increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

● our ability to successfully expand internationally and penetrate key demographics;

● our ability to maintain operating margins, cash used in operating activities, and free cash flow;

● system failures or actual or perceived breaches of security or privacy, and the costs associated with such failures, breaches and remediations;

● inaccessibility of our platform, or certain features within our platform, due to third-party actions;

● increase in stock-based compensation expense (including with respect to the Founder and CEO Long-Term Performance Award described herein);

● our ability to effectively incentivize our workforce and developers;

● adverse litigation judgments, settlements, or other litigation and dispute-related costs;

● changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and user-uploaded content, or enforcement by government regulators, including fines, orders, or consent decrees;

● fluctuations in currency exchange rates and changes in the proportion of our revenue, bookings and expenses denominated in foreign currencies;

● fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;

● changes in our effective tax rate;

● changes in accounting standards, policies, guidance, interpretations, or principles; and

● changes in domestic and global business or macroeconomic conditions.

Historically our business has been highly seasonal, with the highest percentage of our sales occurring in the fourth quarter when holidays permit our users to spend increased time on our platform, and we expect this trend to continue. We may also experience fluctuations due to factors that may be outside of our control that affect user or developer and creator engagement with our platform. For example, we have also seen an increase in activity on our platform as a result of shelter-in-place policies instituted in response to the COVID-19 pandemic, and we do not expect these activity levels to be sustained. Additionally, activity levels may further decrease, including below historic levels as the full impacts of the pandemic, including the rollout of the COVID-19 vaccine on society and the global economy, become clearer. We also seek to further develop the live experiences available on our platform, such as virtual concerts, classrooms, meetings, and conferences, and to offer commercial partners with branding opportunities in conjunction with key events, such as a product launch. These episodic experiences may also contribute to fluctuations in our quarterly results of operations. As our business matures, other seasonal trends may develop or these existing seasonal trends may become more extreme.

• ***The recent global COVID-19 outbreak has significantly affected our business and operations.***
The outbreak of the novel coronavirus and the COVID-19 disease that it causes has evolved into a global pandemic. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus to our employees and the communities in which we operate, including temporarily closing our offices worldwide and virtualizing, postponing, or canceling user, developer, creator, employee, or industry events, which may negatively impact our business.

• **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our product and services. Customers must believe that our product and services enable them to make better healthcare decisions and enhance diagnosis of health issues at a reasonable price. Moreover, they must be willing to continue to pay for our services at a level that allows the company to generate a profit.

• **This is a development stage company.** Our current business plan was developed in 2021. have only recently launched our website, www.nwtechcapital.us and have no revenues. If you are investing in this company, it's



FP: truCrowd IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• **We compete with other companies**. A number of competitors exist that either provide better products or services. Not all of these companies currently charge for their services at a level that allows them to be profitable. As this area of science grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

• **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

• **We depend on a small management team.** We depend on the skill and experience of our President, Frank Igwealor. Mr. Igwealor has responsibilities to other companies and is not currently a paid employee. If demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

• **We are controlled by our officer, director and a majority shareholder.** Frank Igwealor holds a majority of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in the value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early-stage companies.

As a new company we have a limited operating history.

The Company was organized in Wyoming. We have a limited operating history in the chemical sensing / testing industry upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future.

Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand

FP:

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

● acquire customers

● explore opportunities and alliances with other companies; and

● facilitate business arrangements.

Our success is dependent on our key personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions

Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth.

The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.

In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

We expect our expenses to grow as the Company grows.

Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs.

The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing.

If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources.

Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

We may not be able to protect our intellectual property rights throughout the world.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

FP:

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing products to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Other parties may hold or obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding: the patentability of our inventions relating to our products; and/or the enforceability, validity or scope of protection offered by patents relating to our products.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non- infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may: incur substantial monetary damages; encounter significant delays in bringing our products to market; and/or be precluded from participating in the manufacture, use or sale of our products.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable; however, trade secrets are difficult to protect. We will rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Risks Relating to Our Securities

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "ILIM" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer makes a special written determination that the penny stock is a suitable investment for the purchaser and receives the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Delaware Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Delaware Statutes and our Bylaws unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

 Management has broad discretion as to the use of proceeds.

The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

THE OFFERING

9.   What is the purpose of this offering?

We intend to use part of the funds from this offering to do a forensic audit to identify assets that belong to the company. We believe that there are assets that past management along with predatory lenders have mis-managed and we intend to vigorously enforce the rights of the company. The other part of the fund from this offering would be used to fund working capital.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$100,000.00**
Less: Offering Expenses	$800.00	$8,000.00
Net Proceeds	**$9,200.00**	**$92,000.00**
Use of Net Proceeds		
Marketing	$1,200.00	$32,000.00
Legal	$1,000.00	$5,000.00
Accounting	$2,000.00	$20,000.00
Platform	$5,000.00	$1,500.00
General Operating Capital	$0.00	$33,500.00
Total Use of Net Proceeds	**$9,200.00**	**$92,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).



IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The securities being offered are Notes which are "Principal Protected Simple Agreements for Future Equity" ("SAFE Notes"). On the 366th day following the date of an investor's investment the Note will convert to Common Stock in the Company on the following basis: If the average volume weighted closing price (VWAP) of the stock for the previous five trading days is $1.33 or less, the funds invested will convert into common stock at a price which is a 25% discount from the VWAP. If the VWAP is $1.34 or more, the funds invested will convert into common stock at a price of $1.00. For example, if the VWAP is $1.00, an investor will receive the number of shares represented by the amount of his/her Note priced at $0.75 (a 25% discount from $1.00).

In addition, bonus shares are offered for larger investment amounts on the following basis: An investment of $5,000 to $14,999 will receive 25% Bonus Shares on conversion; an investment of $15,000 to $24,999 will receive 37.5% Bonus Shares on conversion; and an investment of $25,000 or more will receive 50% Bonus Shares on conversion.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Special 2021 Series A	1,000,000	100	Yes X No ☐	Yes ☐ No X
				Specify:
Common Stock:				
Class	8,000,000,000	6,192,919,236	Yes X No ☐	Yes ☐ No ☐
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

    The Company has elected to use the Efficient Market Hypothesis theory. The Efficient Market Hypothesis assumes all stocks trade at their fair value.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**

  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**

  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**

  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**

  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;
    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4)   any immediate family member of any of the foregoing persons.

Frank Igwealor is the custodian for multiple companies and will be filing other Regulation Crowdfunding offerings for the following companies: Drone Guarder Inc., Nano Mobile Health. Inc., Affinity Networks, Inc, American Oriental. Inc, Diversified Oil LLC, NW Tech Inc, RED OAK Inc, Stonebridge Inc.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

FP:  truCrowd

IL2M OFFERING STATEMENT

	1,000 Units of SAFE Notes at $10 per Unit		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

CERTIFICATION

I, Frank I Igwealor, certify that:

(1) the financial statements of IL2M International Corp. included in this Form are true and complete in all material respects; and

(2) the tax information of IL2M International Corp. included in this Form reflects accurately the information reported on the tax return for IL2M International Corp. filed for the fiscal year ended 2020.

_____
President and CEO

IL2M International Corp.
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



FP: truCrowd

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

IL2M International Corp.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31, 2020	December 31, 2019
ASSETS		
Current Assets		
Cash	$ -	$ -
Prepaid expenses	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Long Term Liabilities	-	-
Total Liabilities		
Stockholders' deficit:		
Preferred stock, $.0001 par value, 10,000,000, 0 issued and outstanding.		
Common Stock, $0.0001 par value, 10,000,000,000 shares authorized, 1,700,676,587 issued and outstanding as at December 31, 2020 and 2019 respectively.	170,068	170,068
Additional Paid-in Capital	5,894,421	5,894,421
Accumulated Deficits	(8,433,946)	(8,433,946)
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -

The accompanying notes are an integral part of these financial statements.

F-2


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

IL2M International Corp.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Year Ended December 31,	
	2020	2019
Ordinary Income/Expense		
Revenue		
Sales	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expense	-	-
Employee compensation and benefits	-	-
Stock-based compensation	-	-
Occupancy and equipment	-	-
Advertising	-	-
Professional fees	-	-
Depreciation and amortization	-	-
Total operating expenses	-	-
Operating Loss		
Other Income		
Interest income	-	-
Interest expense	-	-
Total Other Income (Expense)	-	-
Net Income		
Adjustments		
NET COMPREHENSIVE LOSS	$ -	$ -
BASIC AND DILUTED LOSS PER SHARE:		
Net loss per common share - basic and diluted	$ -	$ -
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic	1,700,676,587	1,700,676,587

The accompanying notes are an integral part of these financial statements.

F-3



FP: truCrowd IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

IL2M International Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 31, 2019			1,700,676,587	$170,068	5,894,421	(8,433,946)	$0
Net Income(Loss) - December 31, 2019	-	-					
Balance - December 31, 2019			1,700,676,587	$170,068	5,894,421	(8,433,946)	$0
Balance - January 31, 2020			1,700,676,587	$170,068	5,894,421	(8,433,946)	$0
Net Income(Loss) - December 31, 2020	-	-					
Balance - December 31, 2020			1,700,676,587	$170,068	5,894,421	(8,433,946)	$0

The accompanying notes are an integral part of these financial statements.

F-4



FP: truCrowd

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

IL2M International Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Year Ended December 31,	
	2020	2019
Cash Flows from Operating Activities:		
Net income(loss)	$ -	$ -
Adjustments to reconcile net income(loss) to net cash	-	-
used in operating activities	-	-
Depreciation and amortization	-	-
Accretion of debt discounts	-	-
Stock-based transaction expense	-	-
Loss on disposed fixed assets	-	-
Changes in operating assets and liabilities	-	-
Net Cash Used In Operating Activiti	-	-
Cash Flows from Investing Activities:	-	-
Purchases of property and equipment	-	-
Acquisition of assets	-	-
Net Cash Provided By Investing Activities	-	-
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock	-	-
Proceeds from issuance of warrants	-	-
Proceeds from issuance of beneficial conversion feature	-	-
Proceeds from issuance of long-term debt	-	-
Proceeds from note payables		
Net Cash Provided By Financing Activities		
Foreign Currency Translation		
Net Change in Cash	-	-
Cash and Cash Equivalents - Beginning of Year	-	-
Cash and Cash Equivalents - End of Year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

F-5


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

IL2M International Corp.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

IL2M International Corp. (the "Company", "we", "us" or "our"), a Nevada corporation, has a fiscal year end of December 31 and is listed on the OTC Pink Markets under the trading symbol ERGO.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2006 to 2021 which resulted in its Nevada charter being permanently revoked and dissolved. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act. On July 16, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on August 06, 2021. The Company's Nevada charter was reinstated on August 23, 2021, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2020, 2020 and 2019, and for the quarters ending March 31 and June 30, 2021.

il2m International Corp. was incorporated under the laws of the State of Nevada on June 8, 2010, under the name "Dynamic Nutra Enterprises Holdings, Inc." to market and sell a brewer's yeast product called Beta Glucan that can eliminate acne for a majority of people who use it as a dietary supplement. Effective November 15, 2013, our Board of Directors and the majority shareholders of the Company approved an amendment to our articles of incorporation to change our name from "Dynamic Nutra Enterprises Holdings Inc." to "il2m International Corp." (the "Name Change Amendment"). The Name Change Amendment was filed with the Secretary of State of Nevada on November 26, 2013, changing the name of the Company to "il2m International Corp." (the "Name Change"). The Name Change was effectuated to better reflect the future business operations of the Company.

On October 17, 2013, il2m Inc. was incorporated under the laws of State of Nevada. On January 9, 2014, il2m Inc. entered into a Stock Purchase and Share Exchange agreement with il2m International Corporation. For accounting purposes, this transaction is being accounted for as a merger of entities under common control and has been treated as a recapitalization of il2m, International Corporation with il2m, Inc. as the accounting acquirer (see Note 9(F). The historical financial statements of the accounting acquirer became the financial statements of the registrant. The Company did not recognize goodwill or any intangible assets in connection with the transaction. The 125,000,000 shares issued to the shareholder of il2m Inc. in conjunction with the share exchange transaction has been presented as outstanding for all periods.


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

The Company's accounting year end is May 31, which was the year end of il2m International Corp.
The company incurred operating losses in 2006 and other previous years resulting in accumulated deficit of $ 2,118,155 as at June 30, 2006. After their August 16, 2006, quarterly reports of June 30, 2006, the Company stopped all forms of making public report of its operation and financial results.

On June 23, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On July 16, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of IL2M International Corp., a Nevada corporation" under case number A-21-837990-P by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to get prior management to revive the Company's Nevada charter, which had been dissolved.

On August 06, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On August 06, 2021, pursuant to a Securities Purchase Agreement (SPA) the Custodian granted to Community Economic Development Capital, LLC. (CED Capital), a California limited liabilities company, with an address at 370 Amapola Ave., Suite 200-A, Torrance, CA 90501. CED Capital owns Five (5) shares of the Company's Series A Preferred Stock, which represents 100% of the issued and outstanding shares. The Five (5) shares of Series A Preferred Stock collectively have super voting rights and each share can be converted into 1,000,000,000 shares of common stock. Consideration for the shares sales was $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On August 06, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

The purchaser of the Five (5) shares of Series A Preferred Stock collectively have super voting rights and each share can be converted into 1,000,000,000 shares of common stock gave the purchaser the right to control the company. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On August 23, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.

The company is currently a non-operating holding company.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations with an accumulated deficit of $2,118,155 as of December 31, 2020. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to

FP:

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

- Level 1: Quoted prices in active markets for identical assets or liabilities

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 ("SFAS 52"), "Foreign Currency Translation". The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re-measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

FP:

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of December 31, 2020 and 2019, respectively, there was $0.00 of unrecognized expense related to non-vested stock-based compensation arrangements granted. There have been no options granted during the three months ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as of December 31, 2020 and 2019, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at December 31, 2020 and 2019. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No.


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No.


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2019, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

Deferred tax assets/liabilities were as follows as of December 31, 2020 and 2019:

Description	31-Dec-19	31-Dec-18
Net operating loss carry forward	5,560.537	5,560.537
Valuation allowance	(8,433,946)	(8,433,946)
Total	$ - g	$ -

As of December 31, 2020, the Company expected no net deferred tax assets to be recognized, resulting from net operating loss carry forwards. Deferred tax assets were offset by a corresponding allowance of 100%.


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

The Company experienced a change in control during the year, and therefore no more than an insignificant portion of this net operating allowance will ever be used against future taxable income.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

NOTE 6 – NOTES PAYABLE

None

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

On June 23, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On July 16, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of IL2M International Corp., a Nevada corporation" under case number A-21-837990-P by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to get prior management to revive the Company's Nevada charter, which had been dissolved.

On August 06, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital,


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On August 06, 2021, pursuant to a Securities Purchase Agreement (SPA) the Custodian granted to Community Economic Development Capital, LLC. (CED Capital), a California limited liabilities company, with an address at 370 Amapola Ave., Suite 200-A, Torrance, CA 90501. CED Capital owns Five (5) shares of the Company's Series A Preferred Stock, which represents 100% of the issued and outstanding shares. The Five (5) shares of Series A Preferred Stock collectively have super voting rights and each share can be converted into 1,000,000,000 shares of common stock. Consideration for the shares sales was $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On August 06, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

The purchaser of the Five (5) shares of Series A Preferred Stock collectively have super voting rights and each share can be converted into 1,000,000,000 shares of common stock gave the purchaser the right to control the company. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On August 23, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Form 1120 — U.S. Corporation Income Tax Return

Department of the Treasury, Internal Revenue Service

OMB No. 1545-0123

For calendar year 2020 or tax year beginning _May 22_, 2020, ending _May 21_, 20 _21_

► Go to www.irs.gov/Form1120 for instructions and the latest information.

2020

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name: IL2M International Corp.
Number, street, and room or suite no. If a P.O. box, see instructions.: 386 Amapola Avenue Suite 200-A
City or town, state or province, country, and ZIP or foreign postal code: Torrance, CA 90501

B Employer identification number 98-0659770
C Date incorporated 6/8/2010
D Total assets (see instructions) $ 0.00

E Check if: (1) ☐ Initial return (2) ☑ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a 0.00	
b	Returns and allowances	1b 0.00	
c	Balance. Subtract line 1b from line 1a	1c	0.00
2	Cost of goods sold (attach Form 1125-A)	2	0.00
3	Gross profit. Subtract line 2 from line 1c	3	0.00
4	Dividends and inclusions (Schedule C, line 23)	4	0.00
5	Interest	5	0.00
6	Gross rents	6	0.00
7	Gross royalties	7	0.00
8	Capital gain net income (attach Schedule D (Form 1120))	8	0.00
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	0.00
10	Other income (see instructions—attach statement)	10	0.00
11	**Total income.** Add lines 3 through 10	11	0.00

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E)	12	0.00
13	Salaries and wages (less employment credits)	13	0.00
14	Repairs and maintenance	14	0.00
15	Bad debts	15	0.00
16	Rents	16	0.00
17	Taxes and licenses	17	0.00
18	Interest (see instructions)	18	0.00
19	Charitable contributions	19	0.00
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	0.00
21	Depletion	21	0.00
22	Advertising	22	0.00
23	Pension, profit-sharing, etc., plans	23	0.00
24	Employee benefit programs	24	0.00
25	Reserved for future use	25	
26	Other deductions (attach statement)	26	0.00
27	**Total deductions.** Add lines 12 through 26	27	0.00
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	28	0.00
29a	Net operating loss deduction (see instructions)	29a 0.00	
b	Special deductions (Schedule C, line 24)	29b 0.00	
c	Add lines 29a and 29b	29c	0.00

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	0.00
31	Total tax (Schedule J, Part I, line 11)	31	0.00
32	2020 net 965 tax liability paid (Schedule J, Part II, line 12)	32	0.00
33	Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)	33	0.00
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ► ☐	34	0.00
35	**Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed	35	0.00
36	**Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid	36	0.00
37	Enter amount from line 36 you want: **Credited to 2021 estimated tax** ► Refunded ►	37	0.00

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer ___ Date ___ Title ___

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☑ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date		PTIN
Amjad N I Abu Khamis	Amjad AbuKhamis	Sep. 22, 2021	Check ☑ if self-employed	

Firm's name ►
Firm's address ►
Firm's EIN ►
Phone no. +972594020042

For Paperwork Reduction Act Notice, see separate instructions.

Cat. No. 11450Q

Form **1120** (2020)



FP: truCrowd

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Form 1120 (2020) Page **2**

Schedule C	**Dividends, Inclusions, and Special Deductions** (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)	0.00	50	0.00
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)	0.00	65	0.00
3	Dividends on certain debt-financed stock of domestic and foreign corporations	0.00	See instructions	0.00
4	Dividends on certain preferred stock of less-than-20%-owned public utilities	0.00	23.3	0.00
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities	0.00	26.7	0.00
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs	0.00	50	0.00
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs	0.00	65	0.00
8	Dividends from wholly owned foreign subsidiaries	0.00	100	0.00
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations	0.00	See instructions	0.00
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958	0.00	100	0.00
11	Dividends from affiliated group members	0.00	100	0.00
12	Dividends from certain FSCs	0.00	100	0.00
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)	0.00	100	0.00
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)	0.00		
15	Section 965(a) inclusion	0.00	See instructions	0.00
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)	0.00	100	0.00
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)	0.00		
c	Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)	0.00		
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)	0.00		
18	Gross-up for foreign taxes deemed paid	0.00		
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3	0.00		
20	Other dividends	0.00		
21	Deduction for dividends paid on certain preferred stock of public utilities			0.00
22	Section 250 deduction (attach Form 8993)			0.00
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4	0.00		
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			0.00

Form **1120** (2020)


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Form 1120 (2020)

Page **3**

Schedule J   Tax Computation and Payment (see instructions)

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☑				
2	Income tax. See instructions			2	0.00
3	Base erosion minimum tax amount (attach Form 8991)			3	0.00
4	Add lines 2 and 3			4	0.00
5a	Foreign tax credit (attach Form 1118)	5a	0.00		
b	Credit from Form 8834 (see instructions)	5b	0.00		
c	General business credit (attach Form 3800)	5c	0.00		
d	Credit for prior year minimum tax (attach Form 8827)	5d	0.00		
e	Bond credits from Form 8912	5e	0.00		
6	**Total credits.** Add lines 5a through 5e			6	0.00
7	Subtract line 6 from line 4			7	0.00
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	0.00
9a	Recapture of investment credit (attach Form 4255)	9a	0.00		
b	Recapture of low-income housing credit (attach Form 8611)	9b	0.00		
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c	0.00		
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d	0.00		
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e	0.00		
f	Interest/tax due under Section 453A(c) and/or Section 453(l)	9f	0.00		
g	Other (see instructions—attach statement)	9g	0.00		
10	**Total.** Add lines 9a through 9g			10	0.00
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0.00

Part II—Section 965 Payments (see instructions)

12	2020 net 965 tax liability paid from Form 965-B, Part II, column (k), line 4. Enter here and on page 1, line 32	12	0.00

Part III—Payments, Refundable Credits, and Section 965 Net Tax Liability

13	2019 overpayment credited to 2020			13	0.00
14	2020 estimated tax payments			14	0.00
15	2020 refund applied for on Form 4466			15	(0.00)
16	Combine lines 13, 14, and 15			16	0.00
17	Tax deposited with Form 7004			17	0.00
18	Withholding (see instructions)			18	0.00
19	**Total payments.** Add lines 16, 17, and 18			19	0.00
20	Refundable credits from:				
a	Form 2439	20a	0.00		
b	Form 4136	20b	0.00		
c	Reserved for future use	20c			
d	Other (attach statement—see instructions)	20d	0.00		
21	**Total credits.** Add lines 20a through 20d			21	0.00
22	2020 net 965 tax liability from Form 965-B, Part I, column (d), line 4. See instructions			22	0.00
23	**Total payments, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33			23	0.00

Form **1120** (2020)


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Form 1120 (2020)   Page **4**

Schedule K   **Other Information (see instructions)**

		Yes	No
1	Check accounting method: **a** ☑ Cash **b** ☐ Accrual **c** ☐ Other (specify) ► _____		
2	See the instructions and enter the:		
a	Business activity code no. ► _____		
b	Business activity ► _____		
c	Product or service ► _____		
3	Is the corporation a subsidiary in an affiliated group or a parent–subsidiary controlled group?		✔
	If "Yes," enter name and EIN of the parent corporation ► _____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) .		✔
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .		✔
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851**, Affiliations Schedule? For rules of constructive ownership, see instructions.		✔
	If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions.		
	If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 .		✔
	If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? .		✔
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned ► _____ and (b) Owner's country ► _____		
	(c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ► _____		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . . . ► ☐		
	If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ► $ _____		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ► _____		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ► ☐		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a). . . . . ► $ _____		

Form **1120** (2020)


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Form 1120 (2020)   Page **5**

Schedule K   **Other Information** *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year and its total assets at the end of the tax year less than $250,000?		✔
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ► $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		✔
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2020 that would require it to file Form(s) 1099?		✔
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		✔
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		✔
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		✔
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		✔
20	Is the corporation operating on a cooperative basis?		✔
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		✔
	If "Yes," enter the total amount of the disallowed deductions ► $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		✔
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		✔
24	Does the corporation satisfy one or more of the following? See instructions		✔
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		✔
	If "Yes," enter amount from Form 8996, line 15 . . . . . ► $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		✔
	Percentage: By Vote By Value		

Form **1120** (2020)



FP: truCrowd

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

Form 1120 (2020) Page **6**

Schedule L **Balance Sheets per Books**

	Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1	Cash		0.00		0.00
2a	Trade notes and accounts receivable	0.00		0.00	
b	Less allowance for bad debts	(0.00)	0.00	(0.00)	0.00
3	Inventories		0.00		0.00
4	U.S. government obligations		0.00		0.00
5	Tax-exempt securities (see instructions)		0.00		0.00
6	Other current assets (attach statement)		0.00		0.00
7	Loans to shareholders		0.00		0.00
8	Mortgage and real estate loans		0.00		0.00
9	Other investments (attach statement)		0.00		0.00
10a	Buildings and other depreciable assets	0.00		0.00	
b	Less accumulated depreciation	(0.00)		(0.00)	0.00
11a	Depletable assets	0.00		0.00	
b	Less accumulated depletion	(0.00)	0.00	(0.00)	0.00
12	Land (net of any amortization)		0.00		0.00
13a	Intangible assets (amortizable only)	0.00		0.00	
b	Less accumulated amortization	(0.00)	0.00	(0.00)	0.00
14	Other assets (attach statement)		0.00		0.00
15	Total assets		0.00		0.00
	Liabilities and Shareholders' Equity				
16	Accounts payable		0.00		0.00
17	Mortgages, notes, bonds payable in less than 1 year		0.00		0.00
18	Other current liabilities (attach statement)		0.00		0.00
19	Loans from shareholders		0.00		0.00
20	Mortgages, notes, bonds payable in 1 year or more		0.00		0.00
21	Other liabilities (attach statement)		0.00		0.00
22	Capital stock: a Preferred stock	0.00		0.00	
	b Common stock	0.00	0.00	0.00	0.00
23	Additional paid-in capital		0.00		0.00
24	Retained earnings—Appropriated (attach statement)		0.00		0.00
25	Retained earnings—Unappropriated		0.00		0.00
26	Adjustments to shareholders' equity (attach statement)		0.00		0.00
27	Less cost of treasury stock		(0.00)		(0.00)
28	Total liabilities and shareholders' equity		0.00		0.00

Schedule M-1 **Reconciliation of Income (Loss) per Books With Income per Return**

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	0.00	7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2	Federal income tax per books	0.00			0.00
3	Excess of capital losses over capital gains	0.00			
4	Income subject to tax not recorded on books this year (itemize):	0.00	8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		a	Depreciation $ 0.00	
a	Depreciation $		b	Charitable contributions $ 0.00	
b	Charitable contributions $				0.00
c	Travel and entertainment $	0.00	9	Add lines 7 and 8	0.00
6	Add lines 1 through 5	0.00	10	Income (page 1, line 28)—line 6 less line 9	0.00

Schedule M-2 **Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)**

1	Balance at beginning of year	0.00	5	Distributions: a Cash	0.00
2	Net income (loss) per books	0.00		b Stock	0.00
3	Other increases (itemize):			c Property	0.00
			6	Other decreases (itemize):	0.00
		0.00	7	Add lines 5 and 6	0.00
4	Add lines 1, 2, and 3	0.00	8	Balance at end of year (line 4 less line 7)	0.00

Form **1120** (2020)


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

CERTIFICATION

I, Frank I Igwealor, certify that:

(1) the financial statements of IL2M International Corp. included in this Form are true and complete in all material respects; and

(2) the tax information of IL2M International Corp. included in this Form reflects accurately the information reported on the tax return for IL2M International Corp. filed for the fiscal year ended 2020.

_____

President and CEO

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No



FP: truCrowd IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website www.nwtechcapital.us/investor

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

FP:

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,

77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

Exhibit A: Frank I. Igwealor - Other positions held

"In April of 2021, Alpharidge Capital Inc. a company majority owned by Frank Igwealor, launched its Entrepreneurship Development Initiative which entails:

(1) Portfolio – acquiring OTC trading companies with stop signs and cleaning them up to become Pink Current, then developing their businesses or merging them with emerging businesses controlled by Alpharidge-trained entrepreneurs; and (2) Custodianship – use the custodianship process in Nevada and Delaware to acquire custodianship of abandoned OTC-trading companies, clean them up to become Pink Current, then merging them with emerging businesses controlled by Alpharidge-trained entrepreneurs.

On April 22, 2021, Alpharidge retained a Nevada based Attorney to petition for custodianship of Mondial Ventures, Inc. Alpharidge later lost the attempt and expensed all related costs as Professional fees – legal.

On May 5, 2021, Alpharidge purchased in private transactions, controlling interest in Labwire, Inc., (LBWR) and Waypoint Biomedical, Inc., both of which bought Pink Current. As at the date of this report, Alpharidge' Entrepreneurship Development Initiative Portfolio has also purchased Nano Mobile Healthcare, Inc.

The Custodianship has petitioned for:

ABWN	Airborne Wireless Network	HMLA	Homeland Resources Ltd.	PRDL	Profitable Developments, Inc.
ADCV	AD Capital U.S., Inc.	ICNM	Icon Media Holdings, Inc.	SRBT	Shanrong Biotechnology Corp.
AFFN	Affinity Networks, Inc.	ICOA	Icoa, Inc.	SRCX	Stonebridge Resources Explorations Ltd.
AOBI	American Oriental Bioengineering, Inc.	ILIM	OurChat Inc.	SVLT	Sunvault Energy, Inc.
APWL	Advanced Powerline Technologies, Inc.	ILST	International Star, Inc.	TGMR	Troy Gold & Mineral Corp.
CAMG	CAM Group, Inc.	ITRX	inTerra Resources Corp.	TMXN	Trimax Corp.
CCWF	Church & Crawford, Inc.	JPEX	JPX Global, Inc.	TONR	Tonner-One World Holdings, Inc
CDBT	China Dasheng Biotechnology Co.	MNDP	Mundus Group, Inc.	USBC	US BioTec, Inc.
CGUD	Com-Guard.com, Inc.	MTEI	Mountain Energy, Inc.	USWF	U.S. Wind Farming, Inc.
CIVX	CTR Investments & Consulting, Inc.	NHLG	National Healthcare Logistics, Inc.	UTDE	United E & P, Inc.
DVFI	Diversified Oil & Gas Holdings, Ltd.	NOUV	Nouveau Life Pharmaceuticals, Inc.	WRMA	Wiremedia, Inc.


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

ECMH	Encompass Holdings, Inc.	NRCD	Nashville Records, Inc.	WWRL	World Wireless Communications Inc.
ERGO	Entia Biosciences Inc.	NTGL	NanoTech Gaming, Inc.	FCGD	First Colombia Gold Corp.
FPMI	FluoroPharma Medical, Inc.	NWTT	N.W. Tech Capital, Inc.	MNVN	Mondial Ventures, Inc.
HERF	Red Oak Hereford Farms Inc.	OCLG	Oncologix Tech, Inc.		

Altogether 44 petitions filed within 8 weeks.

Of the 44, Alpharidge lost, walked-away, or withdrew from 9 petitions. Costs related to the successful petitions were capitalized on the Company's balance sheet as "Entrepreneurship Development" and those related to failed petitions were expensed in the period incurred as "Professional Fees - legal." Alpharidge Capital LLC anticipates its Entrepreneurship Development to be an ongoing business. It expects to generate income and expense costs related to this line of business.


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

EXHIBIT B: SAMPLE PURCHASE AGREEMENT

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


OurChat Inc.

PP SAFE NOTE

(Principle Protected Simple Agreement for Future Equity)


THIS CERTIFIES THAT in exchange for the payment by _____[Investor Name] (the "**Investor**") of $_____ (the "**Purchase Amount**") on or about _____[Date], OurChat Inc. a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Common Stock, subject to the terms described below.

The "**Discounted Conversion Rate**" is 75%.
See **Section 2** for certain additional defined terms.

1. *Events*

   (a) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").   If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

   Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

   (b) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a



IL2M OFFERING STATEMENT

portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(c) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(d) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Accredited Investor**" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related


1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**". The lower of Starting Market Price or Variable Conversion Price.

"**Discounted Conversion Rate**". Discounted Conversion Rate is equal to Seventy-Five Percent (75%).

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Final Market Price**".   "Final Market Price" means the volume weighted average price (VWAP) for the Common Stock during the five (5) Trading Day period ending on the latest complete Trading Day prior to the Mandatory Conversion Date, as reported on the OTC Pink under Symbol ILIM, OTCQB or applicable trading market or as reported by a reliable reporting service ("Reporting Service") designated by the Holder or, if the OTC Pink is not the principal trading market for such security, as reported on the principal securities exchange or trading market where such security is listed or traded or, if no VWAP of such security is available in any of the foregoing manners, the average of the trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc.

"**Mandatory Conversion Date**". First OTC Market Trading Day Three Hundred Sixty-Six (366) days after end of close of offering.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Starting Market Price**". Price arbitrarily recognized and set by Company at a to be determined price per share.

"**Variable Conversion Price**". Final Market Price multiplied by the Discounted Conversion Rate.

 3. *Company Representations*

   (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

FP:

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and *binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and* general principles of equity.

(b)   The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Under Regulation CF of the Securities Act of 1933 the securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FP: truCrowd
IL2M OFFERING STATEMENT



1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

(c) The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

FP:

IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$98,000

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) To the extent the Conversion Price of the Company's Common Stock closes below the par value per share, the Company will take all steps necessary to solicit the consent of the stockholders to reduce the par value to the lowest value possible under law.

(g) If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Company and the holders of a majority in interest of the Notes being converted for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. "Trading Day" shall mean any day on which the Common Stock is tradable for any period on the OTC Pink, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being traded. The Company shall not be responsible for the fees of its transfer agent and all DTC fees associated with any such issuance.

(h) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(i) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)


IL2M OFFERING STATEMENT

1,000 Units of SAFE Notes at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$98,000**

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

COMPANY:

By:_____

Title:_____

Address:_____

_____

Email:_____

INVESTOR:

By:_____

Name:_____

Title:_____

Address:_____

_____

Email:_____